DLA Piper Rudnick Gray Cary US LLP 1200 Nineteenth Street, N.W. Washington, D.C. 20036-2412 T 202.861.3900 F 202.223.2085 W www.dlapiper.com
NANCY A. SPANGLER nancy.spangler@dlapiper.com T 703.773.4021 F 703.773.5021

July 19, 2005

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-0305
Attn: Larry Spirgel, Assistant Director

  Re:
  Eschelon Telecom, Inc.
  Amendment No. 2 to Form S-1
  Filed July 7, 2005
  File No. 333-124703

Dear Mr. Spirgel:

        This letter is submitted on behalf of Eschelon Telecom, Inc. ("Eschelon" or the "Company") in response to the comments set forth in your letter to Richard A. Smith, President and Chief Executive Officer, dated July 15, 2005, regarding Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-124703). With your permission, we are responding only to Comments No. 2 and 11 through 19. We will file a letter responding to the remaining comments when we file Amendment No. 3 ("Amendment No. 3").

        Certain responses set forth below reflect discussions between Eschelon representatives and its independent auditors and legal counsel and representatives of the underwriters and their legal counsel. However, Eschelon has reviewed and approved all of the responses set forth below. For your convenience, we have set forth below each of your numbered comments, followed by the response of Eschelon.

Serving clients globally

Amendment No. 2 to Form S-1

Management's Discussion and Analysis—Results of Operations, page 37

Recent Accounting Pronouncements, page 49

2.
Please refer to prior comment 8. We note that the conversion terms permit you to determine whether to settle the conversion obligation by transferring assets or by issuing equity shares. Please tell us how you considered paragraphs B48 and B49 of SFAS 150.

Eschelon Response: The Company continues to believe that its treatment is consistent with the requirements of SFAS 150 given that both classes of preferred stock are contingently redeemable and outside the scope of SFAS 150.

In arriving at this conclusion, the Company reviewed the provisions of paragraphs 9 and 10 of SFAS 150 to determine whether or not the stated redemption date for the Series A and B preferred shares of June 2012 made these instruments mandatorily redeemable, and therefore within the scope of SFAS 150. The Company concluded that because the redemption features were conditional in nature that the Series A and B preferred shares are outside the scope of SFAS 150 and would classified as mezzanine equity in accordance with ASR 268.

In performing its analysis of SFAS 150, the Company also looked at the implementation guidance of Appendix A. In looking at paragraph A9 and the contingently redeemable equity example in this paragraph, the Company reviewed the guidance in footnote 15 to determine if the conversion feature in the Series A and B preferred shares are substantive. The Company concluded that the conversion feature is substantive because of the following: (1) the holders of the Series A and B preferred shares are well-funded, well-established private equity funds who have been long-time participants in the Company's equity offerings. Their investment strategies would dictate that they anticipate conversion of their preferred holdings to common stock prior to the stated redemption date since they are looking for future liquidity and (2) the terms of both the Series A and B preferred shares require conversion upon the effectiveness of a qualified initial public offering, which although not certain of occurrence at the issuance date, is a likely way for the holders to obtain liquidity (and in fact will converted if the anticipated offering is completed). Although footnote 15 uses an example of a conversion price being extremely high in relation to the current share price, and therefore would be an indicator that the conversion is nonsubstantive, paragraph B54 further discusses the judgment involved in determining what is or is not a nonsubstantive conversion feature. The Company believes that as discussed above, the conversion feature is substantive resulting in the Series A and B preferred stock appropriately being treated as contingently redeemable.

In addition, the Company believes its presentation is consistent with the SEC staff's comments regarding the application of EITF D-98 after a company adopts SFAS 150. In the "Subsequent Developments" section of EITF D-98, the Company notes the following is included: At the March 17-18, 2004 meeting, the SEC Observer clarified the SEC staff's position relating to the interaction of Topic D-98 (Classification and Measurement of Redeemable Securities) and Statement 150 for conditionally redeemable preferred shares. If a company issues preferred shares that are conditionally redeemable, for example, at the holder's option or upon the occurrence of an uncertain event not solely within the company's control, the shares are not within the scope of Statement 150 because there is no unconditional obligation to redeem the shares by transferring assets at a specified or determinable date or upon an event certain to occur. If the uncertain event occurs, the condition is resolved, or the event becomes certain to occur, then the shares become mandatorily redeemable under Statement 150 and would require reclassification to a liability.

The Company repurchased a portion of its series A preferred stock from a stockholder on December 31, 2004, pursuant to the terms of a negotiated, arms' length transaction. This event was not a "redemption" under the terms of the series A preferred stock, but was a repurchase by Eschelon from a stockholder seeking to exit the Company.

Note 8. Capital Stock, page F-24

11.
Please refer to your summary of the period from January to August 2003 in your response to prior comment 15. Please tell us how you considered the following in determining the fair value of your preferred stock:

•
The future liquidation date in determining the value of the liquidation preference;

•
The continuing reduction in operating losses;

  •
  The increase in revenues; and

  •
  The significant increase in positive cash flow from operating activities.

Eschelon Response: As discussed in a telephone conversation with the Staff, the Company understands that this comment was intended to relate to common stock. In determining the value of the liquidation preference, the board considered the future liquidation date as one that would occur within the next twelve months. The board considered that the Company's prospects were improving, i.e., operating losses were decreasing, revenues and positive cash flow were increasing. However, these improvements were viewed together with the fact that the Company's operations were still subject to substantial risks given the state of the competitive local exchange carrier market in general. During this period as well, the negative decision regarding the Triennial Review Order introduced significant regulatory uncertainty and additional risks. In balancing the Company's positive operational aspects with the Company's substantial debt and the two-times liquidation preference plus five years of accrued dividends to be paid on the series A preferred stock, the board determined that the fair value of the common stock had not increased from the time of the reorganization in June 2002.

12.
Please refer to your summary of the period from November 2003 to January 3, 2005, in your response to prior comment 15. Please tell us how you considered the following in determining the fair value of your preferred stock:

•
The future liquidation date in determining the value of the liquidation preference;

•
The continuing reduction in operating losses, including interest expense related to the additional debts;

•
The increase in revenues; and

•
The significant increase in positive cash flow from operating activities.

Eschelon Response: As discussed in a telephone conversation with the Staff, the Company understands that this comment was intended to relate to common stock. In determining the value of the liquidation preference, the board continued to consider the future liquidation date as one that would occur within the next twelve months. The board considered that the Company's prospects were improving, i.e., operating losses were decreasing, revenues and positive cash flow were increasing. Interest expense actually increased during this time by more than five fold, from $1.8 million in 2003 to $11.5 million in 2004 as a result of the issuance of the 8 3/8% senior secured notes. Given the improvements in the Company's operations, the board determined to double the fair value of the common stock from its previous fair value.

13.
Please refer to your summary of the period from November 2003 to January 3, 2005, in your response to prior comment 15. Please tell us how the new debt impacted the fair value of your common stock. Also tell us how you concluded that the fair value of the common stock should be increased by only $0.10 per share. We note that the independent appraiser fair valued the common stock between $0.00-$0.40 as of August 14, 2003.

Eschelon Response: The Company substantially increased its debt obligations during 2004 (in March and November). Because of the discount at which the debt was issued, the Company received less proceeds than the face value of the notes. At the end of the period, the Company would be required to repay approximately $290 million comprising the full face value of the debt and the liquidation preferences of the series A and series B preferred stock (which includes five years of accrued but unpaid dividends), prior to the holders of the common stock receiving any proceeds.

In its valuation analysis, the independent appraiser used a range of revenue multiples and property and equipment multiples for the determination of enterprise value which varied by 40-50% from low to high, reflecting the wide range of uncertain financial market data relating to the public guideline companies in the Company's industry reviewed by the independent appraiser. This wide range of multiples correspondingly resulted in a wide valuation range of $0.00 to $0.40 per share. The board determined that the lower end of the range of these multiples was more applicable to the Company's situation since it was smaller and more subject to risk than the larger, public companies in the industry.

The board also considered throughout this period what was happening to the overall CLEC market. In particular, the negative decision regarding the Triennial Review Order continued to present significant regulatory risks, other telecommunications companies were seeking protection under the bankruptcy laws, including Allegience, Choice One, CTC, Focal, Global Crossing and Worldcom. There was also speculation in the industry as to whether Qwest would seek bankruptcy protection. The FCC ordered reductions in access charges during this period which negatively affected the industry. Additionally, the public companies in the industry had little or no research analyst coverage, which further decreased the liquidity and marketability of the stock of those companies.

Given the foregoing and the factors stated in response to prior Comment No. 15 together with the Company's overall business risk and the historical volatility of the financial markets for and performance of the CLEC industry, the board determined that the fair value of the common stock was $0.10 per share.

In its subsequent analysis in connection with this offering, the board has reviewed its determination of fair value during the twelve month period prior to the initial filing of the registration statement. While the board continues to believe that its fair market value determinations were appropriate at the time, it believes that a retrospective valuation may be appropriate.

The Company has reviewed the valuation guidance set forth in the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the "Practice Aid") to aid it in its retrospective review. In accordance with the guidance set forth in paragraph 167 of the Practice Aid, the board has determined to use the mid point of the valuations received from the third party appraisal firm as a basis for determining fair value. The board determined that using the August 14, 2003 valuation for the grants that it made in May and August 2004 continued to be appropriate given the circumstances described above. Further, the independent valuation received for December 31, 2004 had a mid-point of $0.25 per share. The board determined that given the December 31, 2004 valuation, using the mid-point of the August 2003 valuation of $0.20 per share for the May and August 2004 grants was appropriate. This valuation would result in an aggregate compensation expense during the vesting period of the options granted of approximately $109,000 over the full four year vesting period. The Company has determined the amount allocable for 2004 (approximately $30,000) is immaterial and, in accordingly, did not revise its financial statements for the year ended December 31, 2004.

With respect to the grant on January 3, 2005, the Company has retrospectively considered the independent appraisal as of December 31, 2004 of $0.20 to $0.30 per share. Again, using the mid-point of this valuation would give a fair value of $0.25 per share, resulting in an aggregate compensation expense during the vesting period of the options granted of $22,000 over the full four year vesting period. The Company has determined that the amount that would be recognized during the first quarter of 2005 is immaterial and will recognize that amount together with the second quarter portion in the period ended June 30, 2005.

The Company has attached hereto as Schedule A a spreadsheet reflecting the compensation expense analysis based on these retrospective valuations. Please note that this spreadsheet reflects the compensation calculation in pre-split terms, while the disclosure in Amendment No. 3 will reflect the post-split share numbers and values.

14.
Please refer to your summary of the period from November 2003 to January 3, 2005, in your response to prior comment 15. Please tell us how you considered the acquisition of ATI in your determination of the fair value of the common stock.

Eschelon Response: The acquisition of ATI closed on December 31, 2004. When the board made the determination of fair value on January 3, 2005, it was not yet able to judge the full impact of the acquisition and based its determination of fair value on the factors known to it at that time, including the factors discussed in the Company's response to prior Comment No. 15. Please see the response to Comment No. 13 with respect to the recognition of compensation expense relating to the January 3, 2005 option grants.

15.
Please refer to your summary of the period from April 1, 2005 and April 29, 2005, to present in your response to prior comment 15. Please tell us how you considered the improved operating results and cash flows, the impact of the ATI acquisition and the discussions with underwriters regarding a potential public offering in concluding that the fair value of your common stocks was between $0.20 and $0.50 per share.

Eschelon Response: For the April 1, 2005 grants, the board did not have the full first quarter 2005 results, but did know that the first quarter had improved over the fourth quarter 2004 and would also include the results of the former ATI operations for the full quarter. The Company had been in discussions with the underwriters about a potential IPO at that time. Accordingly, the board believed that the fair value of the common stock had increased and doubled the fair value from $0.10 to $0.20 per share (consistent as well with the December 31, 2004 valuation).

With respect to the grants made on April 29, 2005, the board now had the benefit of reviewing the full results for the first quarter 2005 and the initial public offering was progressing, although there still was not certainty that it could be accomplished given the uncertainty of the equity capital markets. Accordingly, the board believed that the fair value continued to increase and as of April 29, 2005, was $0.50 per share. Subsequent to April 1, 2005, the Company received an independent valuation as of April 29, 2005 of $0.50 to $0.60 per share.

As set forth in response to Comment No. 13, the Company has subsequently determined that for the April 2005 grants, the fair value of the common stock was $0.55 per share, reflecting the mid-point of the range provided in the independent valuation. With respect to the April 1 grants, the Company will record an aggregate compensation expense of $349,000 over the four year vesting period of the options. With respect to the April 29 grants, the Company will record an aggregate compensation expense of $150,000 over the two year vesting period of the options.

Please see the attached spreadsheet reflecting the compensation expense analysis based on these retrospective valuations.

16.
Please refer to your summary of the period from April 1, 2005 and April 29, 2005, to present in your response to prior comment 15. Please tell us why the assigned fair value of your common stock is at a significant discount from the estimated IPO price range.

Eschelon Response: The board believed that it was still appropriate to take a significant discount from the estimated IPO price range because of the uncertainty as to whether a public offering could be completed given market conditions. As set forth in the response to Comment No. 15, the Company has revised the fair value of these grants to $0.55 per share, reflecting a 50% discount from the lower end of the proposed price range, which the Company believes is reasonable under the circumstances. During this time period, the Company's underwriters had not given the Company an estimated price range. In fact, the Company and the underwriters did not agree upon a price range until mid-July at which time it was supplementally submitted to the Staff. Further, the board believed that given the uncertainty of the equity capital markets that any estimate of a range other than that immediately to the printing of the preliminary prospectus would not be a reasonable estimate of the fair value.

17.
Please refer to your summary of the period from April 1, 2005 and April 29, 2005, to present in your response to prior comment 15. Please quantify each significant factor contributing to the difference between the assigned fair value of $0.20 per share and the expected IPO price. We note that the independent appraiser fair valued the common stock between $0.20-$0.30 as of December 31, 2004.

Eschelon Response: The board did not assign particular quantities to the factors that it considered in determining the fair value, but did give more weight to some factors over others. In particular, the board relied heavily on the independent appraisal and upon an analysis of the preferences of the notes and the preferred stock.

18.
Please refer to your summary of the period from April 1, 2005 and April 29, 2005, to present in your response to prior comment 15. Please quantify each significant factor contributing to the difference between the assigned fair value of $0.50 per share and the estimated IPO price.

Eschelon Response: As set forth in our response to Comments No. 13 and 15, the Company has reconsidered the determination of fair value during the period from April 1, 2005 to present. With respect to the options granted subsequent to May 6, 2005, the date of the initial filing of the registration statement, the Company will use the mid-point of the proposed price range as the fair value for the common stock. The increase from the April 29, 2005 appraisal to the mid-point of the proposed price range can be attributed in part to the Company's continued execution of its business plan and the successful integration of the ATI business, the reduction in the risk associated with achieving its projected operating results and the potential increase in marketability of the common stock. Also during this period, the overall equity market has continued to perform relatively well.

19.
We note your disclosure on page 48 in response to our prior comment 17. Please revise your disclosure to delete references to "implied valuation" and replace it with "fair value." Also disclose each valuation method utilized by the Board.

Eschelon Response: The Company has revised the disclosure in accordance with the Staff's comment. We have also provided disclosure as to the recognition of compensation expense beginning in the three months ended June 30, 2005.

To address more fully each of Comments No. 11 through 19, the Company proposes to include in Amendment No. 3 the disclosure attached as Schedule B hereto which will be placed into the Management's Discussion and Analysis at page 46 under the subheading "Stock-Based Compensation" which appears under the heading "Critical Accounting Policies". In addition, the Company will revise the "Value Analysis" tables which appear in notes 8 and 12 to the Notes to Consolidated Financial Statements to conform to the information presented in the MD&A.

        * * * * *

        As we discussed with the Staff, we would appreciate your consideration of our foregoing responses as we endeavor to be in a position to print the preliminary prospectuses later today. Further comments or requests for information should be directed to the undersigned at 703-773-4021 or at 011 44 796 855 8775. Thank you for your attention to this matter.

Sincerely,
DLA PIPER RUDNICK GRAY CARY US LLP
/s/ Nancy A. Spangler Nancy A. Spangler
cc:	Richard A. Smith Edwin M. Martin, Jr., Esq.

Schedule A

ESCHELON TELECOM, INC.
Compensation Expense Calculation
Jun-05

Assumptions:

IPO price per share	$1.18 (pre split)
S-1 Filing Date	May 6, 2005

Option Grant History Over Prior 12 Months

Grant Date	Options Granted	Option Price	Fair Value/Share	Intrinsic Value	Aggregate Comp Expense
July 1, 2005	97,350	$0.50	$1.18	$0.68	$66,198
May 19, 2005	148,350	0.50	1.18	0.68	100,878
April 29, 2005	3,000,000	0.50	0.55	0.05	150,000
April 1, 2005	996,150	0.20	0.55	0.35	348,653
January 3, 2005	147,100	0.10	0.25	0.15	22,065
August 12, 2004	116,950	0.10	0.20	0.10	11,695
May 20, 2004	981,817	0.10	0.20	0.10	98,182

Total	5,487,717				$797,670

Schedule B

        Stock-Based Compensation.    We account for our stock-based employee compensation under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the stock and the exercise price of the option. When the exercise price of stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in the consolidation statements of operations. We adopted the disclosure provisions of SFAS No. 148, Accounting for Stock-Based Compensation. SFAS No. 148 requires disclosure of how compensation expense would be computed under SFAS No. 123, Accounting for Stock-Based Compensation, using the fair value method. To compute fair value of an option at the grant date we assume risk free interest rate, stock volatility, historical dividend rates and vesting estimates.

        Given the lack of a public market for our common stock prior to the consummation of this offering, our board of directors granted stock options with exercise prices and restricted stock with values at least equal to its determination of the fair value of our common stock on the date of grant. Determining the fair value of our common stock requires making complex and subjective judgments. At the date of each grant, our board reviewed and considered the following primary factors: independent external valuation events, such as arms-length transactions in our shares; significant business milestones that may have affected the value of our business; the continued risks associated with our business; our level of outstanding indebtedness; current liquidity and capital needs; the rights and preferences of, and the control exerted by the holders of, our preferred stock; economic and market factors; and a valuation analysis performed by a qualified, unrelated third party, which we have engaged periodically since June 2002. The valuation firm uses a generally accepted valuation procedure commonly known as a market approach analysis which includes a Black-Scholes analysis. The market value approach requires identifying a comparable group of public companies, computing average financial ratios and applying these multiples to the company being valued.

        Our board considered the various appraisals and other factors to deduct claim value with respect to the outstanding debt and preferred stock from the estimated aggregate enterprise value to calculate the enterprise value attributable to common stockholders and the fair value of each share. At certain grant dates, this calculation resulted in little to no value remaining in the common stock as was the case during much of 2003 and 2004.

        In preparation for this offering, our board assessed its prior contemporaneous determinations of fair value for the grants made since May 2004. In its retrospective assessment, the board considered the guidance set forth in the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, and made adjustments to the prior determinations of fair value. In particular, the board reviewed the factors it had previously considered and the appraisals prepared by the independent valuation firm and used the midpoint of the valuation range as a reasonable determinate of fair value.

        Information on stock option grants since May 2004 is as follows:

	Valuation Analysis
Grant Date	Number of Options Granted	Exercise Price	Fair Value of Common Stock	Intrinsic Value(1)
May 20, 2004	72,679	$1.35	$2.71	$1.36
August 12, 2004	8,729	1.35	2.71	1.36
January 3, 2005	10,966	1.35	3.39	2.04
April 1, 2005	73,682	2.71	7.45	4.74
April 29, 2005	221,426	6.77	7.45	0.68
May 19, 2005	11,053	6.77	16.00	9.22
July 1, 2005	7,218	6.77	16.00	9.22

(1)
Intrinsic Value reflects the amount by which the fair value of the shares underlying the options as of the grant date exceeds the exercise price.

        We also granted 8,856 shares of restricted stock on March 14, 2005 at a fair value of $3.39, with an intrinsic value of $0.68, and on July 1, 2005, we issued 494 shares of restricted stock at a fair value of $16.00, with an intrinsic value of $9.22

        As a result of this retrospective adjustment to fair value, we will recognize compensation expense equal to the aggregate intrinsic value of each of the above option grants, as well as any future grants, over its vesting period.

We expect to recognize compensation expense associated with these option grants of approximately $87,500 in the second quarter 2005 and approximately $59,200 for each subsequent quarter through the first quarter of 2007. Thereafter, through the first quarter of 2009, at which point the options described above will be fully vested, we expect to recognize quarterly compensation expense of approximately $40,500.

        We believe that there are several factors that account for the difference in the fair value of our common stock being used in establishing the initial public offering price for this offering as compared to the implied valuation used in connection with the issuance of the options and grants of restricted stock during the past twelve months. Most of the difference between the results of the valuation of our common stock in connection with the grants made in April 2005 and our proposed initial public offering price is attributable to the changes in our capital structure that will occur as a result of the offering. In particular, the offering will result in the conversion of all shares of our outstanding preferred stock into common stock, thereby eliminating the liquidation preferences and other preferential terms associated with the preferred stock. In addition, we currently expect to use the net proceeds of this offering to redeem approximately $50.6 million of our 8 3/8% senior secured notes, which will significantly reduce our outstanding indebtedness and increase the proportion of the aggregate enterprise value attributable to common stockholders. In addition, we believe that, since April 2005, when the most recent third party appraisal was conducted, the fair value of our common stock has increased as a result of market considerations, and the results of the successful integration of the operations of ATI into our business and the synergies associated therewith. It is reasonable to expect the completion of the initial public offering will add value to our common stock because it will have increased liquidity and marketability. However, we cannot estimate the amount of additional value with either precision or certainty. Based on the prospects of a successful offering, our first quarter 2005 financial results and our outlook for the remainder of 2005, we have determined that the fair value of our common stock increased from $7.45 in April 2005 to $    , the initial public offering price.

        While there are other methods of valuation such as discounted cash flow analysis, we believe that our board's valuation approach is consistent with valuation methodologies applied to similarly-situated companies pursuing an initial public offering.